

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

E. Will Gray II
Chairman and Chief Executive Officer
CO2 Energy Transition Corp.
1334 Brittmoore Rd, Suite 190
Houston, TX 77043

> **Re: CO2 Energy Transition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 21, 2022**
> **CIK No. 0001956648**

Dear E. Will Gray II:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 21, 2022

Risk Factors

If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors..., page 37

1. We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We may issue our shares to investors in connection with our initial business combination at a price..., page 64

2. We note your disclosure that you may issue shares to investors in PIPE transactions that may be less, and potentially significantly less, than the market price for your shares at such time. Please expand your disclosure to describe how the terms of such financings may impact public shareholders.

Management, page 114

3. Please clarify the business experience of E. Will Gray II during the past five years as required by Item 401(e) of Regulation S-K.

General

4. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle